JPMorgan Chase Financial Company LLC	November 2020

Amendment to Pricing Supplement

Registration Statement Nos. 333-236659 and 333-236659-01

Dated November 30, 2020

Filed pursuant to Rule 424(b)(3)

Structured Investments

Opportunities in U.S. Equities

Lookback Entry PLUS Based on the Value of the S&P 500® Index due November 3, 2022

Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

As described in the pricing supplement dated October 30, 2020 related to the Lookback Entry PLUS Based on the Value of the S&P 500® Index due November 3, 2022 (CUSIP: 48132N687), which we refer to as the PLUS, the lookback index value, to which the final index value will be compared to determine the payment at maturity on the PLUS, is the lowest closing level of the underlying index during the lookback observation period. The lookback observation period is the period consisting of each day from and including the pricing date (October 30, 2020) to and including November 13, 2020, subject to limitations described in the pricing supplement.

The lowest closing level of the underlying index during the lookback observation period occurred on October 30,2020, and the closing level of the underlying index on that date was 3,269.96. Accordingly, the lookback index value is 3,269.96.

You should read this amendment together with the pricing supplement dated October 30, 2020 and the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these PLUS are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement.

This amendment, together with the documents listed below, contains the terms of the PLUS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Pricing supplement. dated October 30, 2020:

http://www.sec.gov/Archives/edgar/data/0001665650/000089109220011841/e11627-424b2.htm

• Product supplement no. MS-1-I dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007233/crt-dp125067_424b2.pdf

• Underlying supplement no. 1-I dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007221/crt-dp125705_424b2.pdf

• Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617.

Investing in the PLUS involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement and “Risk Factors” beginning on page 6 of the pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the PLUS or passed upon the accuracy or the adequacy of the pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

November 2020